Mail-Stop 4561
								November 16, 2006

Via facsimile and U.S. Mail
Mr. Henry Fong
President, Treasurer and Chief Financial Officer
Hydrogen Power International, Inc.
7315 East Peakview Avenue
Englewood, Colorado 80111

Re:    Hydrogen Power International, Inc.
                     Amendment No. 2 on Form S-1
	         File No. 333-134155
                     Filed November 6, 2006

Dear Mr. Fong:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. As previously requested, revise the disclosure to clarify the sellers will be selling "at the market" or at other negotiated prices.
Selling Securityholders, page 18
2. With regard to the sellers, "Global Hydro Fuel Technology,
Inc.",
"Dil Gujral", and "Aton Select Fund Limited" revise the Selling Securityholder section and the Plan of Distribution to identify these three as "underwriters".

Incorporation by Reference
3. Supplementally advise the staff as to the Company`s ability to comply with General Instruction VII D.1(a),(b),and (c) of Form S-1.
In this regard, please provide an analysis.
4. Advise the staff how you determined that Hydrogen power was the successor issuer to Equitex, as contemplated by General Instruction
VII E.
5. Revise, if necessary, to include any Forms 10-Q`s or 8-K`s filed subsequent to the date of this letter.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3698.

						Sincerely,

						Christian Windsor
						Special Counsel
						Financial Services Group



CC:	Via U.S. Mail and Fax: (612) 642-8305
	William Mower, Esq.
	Maslon, Edelman, Borman & Brand, L.L.P.
      3300 Wells Fargo Center
      90 South 7th Street
      Minneapolis, MN 55402


Mr. H. Fong
Hydrogen Power International, Inc.
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